UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

RC2 Corporation
(Name of Subject Company)
RC2 Corporation
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
749388104
(CUSIP Number of Class of Securities)

Curtis W. Stoelting
Chief Executive Officer
RC2 Corporation
1111 West 22nd Street, Suite 320
Oak Brook, Illinois 60523
(630) 573-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person Filing Statement)

With a copy to:
James M. Bedore, Esq.
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, Wisconsin 53202
(414) 298-1000
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) by RC2 Corporation, a Delaware corporation (the “Company” or “RC2”), on March 24, 2011 (which, together with this Amendment No. 2, Amendment No. 1 filed on March 29, 2011 and any subsequent amendments or supplements thereto, collectively, constitute the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Galaxy Dream Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $27.90 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     This Amendment No. 2 is being filed to reflect certain updates as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.
     Item 8. Additional Information.
     Item 8, “Additional Information,” is hereby amended by deleting the second paragraph in “(a) Regulatory Approvals — U.S. Antitrust Approval” and replacing it with the following:
     “Under the HSR Act, the Purchaser’s purchase of shares of Common Stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with its purchase of shares of Common Stock in the Offer and the Merger on March 23, 2011. RC2 filed its Premerger Notification and Report Form with the FTC and the Antitrust Division on March 24, 2011. The applicable waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., New York City time, on April 7, 2011, without any action having been taken by the FTC or the Antitrust Division. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding shares of Common Stock at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expired.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RC2 CORPORATION
Date: April 8, 2011
	BY	/s/ Peter A. Nicholson
Peter A. Nicholson, Chief Financial Officer

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